Filed by DSET Corporation
                       Filed Pursuant to Rules 165 and 425 promulgated under the
                            Securities Act of 1933, as amended, and deemed filed
                                   Pursuant to Rule 14a-12 promulgated under the
                                     Securities Exchange Act of 1934, as amended

                                                  Subject Company:  ISPSoft Inc.

                                                    Commission File No.333-65898

[GRAPHIC OMITTED]                                              PRESS RELEASE

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                DSET Reports Financial Results for Third Quarter

-------------------------------------------------------------------------------


Bridgewater, NJ - November 1, 2001 - (Nasdaq: DSET) - DSET Corporation today reported financial results for the third quarter ended September 30, 2001.

For the third quarter of 2001, revenues amounted to $2.0 million. Gross margins on these revenues were 40%.

The loss for the quarter before restructuring and other charges was $3.0 million, resulting in a loss of $1.03 per share on a basic and diluted basis. The company recorded restructuring and other charges of $4.6 million, or $1.58 per share. These restructuring and other charges resulted primarily from asset-impairment charges for surplus fixed assets, idle facilities, and certain intangible assets related to various gateway products. The company will record approximately $700,000 of restructuring charges in the fourth quarter due to a reduction in headcount at the beginning of October 2001.

Revenues for the nine months ended September 30, 2001 were $8.0 million. The loss for the same period before restructuring and other charges was $16.9 million, resulting in a loss of $5.81 per share on a basic and diluted basis. Additional losses of $14.8 million, or $5.09 per share, were recognized in the first nine months of 2001 for restructuring and other charges primarily related to the shutdown of the company's Canadian operations, consolidation of its U.S. operations, and asset-impairment charges for surplus fixed assets, idle facilities, and certain tangible and intangible assets related to various gateway products.

The weighted average number of basic and diluted common shares outstanding for the three and nine months ended September 30, 2001 was 2.9 million. After giving retroactive application to the company's one-for-four reverse stock split in August 2001, all share and per-share amounts have been restated for this reverse stock split.

FINANCIAL POSITION
------------------

"We ended the third quarter of 2001 with $18.4 million in cash, cash equivalents and marketable securities, and an additional $1.2 million in net receivables," said Bruce Crowell, DSET's chief financial officer.

"We have continued to progress towards making our line of electronic-bonding gateways a profitable contributor to the company, taking into account the deterioration of the competitive telecommunications market. We have reduced expenses related to our gateway products to a level that should result in a positive cash flow based on the recurring stream of maintenance revenue from our current base of 30 customers. As we noted in recent weeks, we are still providing full support for our gateways, which we believe are the most widely used and tested in the market, and we anticipate adding new customers under the terms of our recently announced Gateway Rental Plan.

"With our latest cost-reduction initiatives, we believe that we have reduced our quarterly operating expenses to below $3.0 million. As noted above, gross margins for the quarter were 40%, which is a 100% improvement over the prior quarter, and should improve further as the full effect of our restructuring takes hold.

STATUS OF MERGER WITH ISPSOFT, INC.
-----------------------------------

"The merger between DSET and ISPsoft, which we announced in late June, continues to move ahead. We now expect it to be completed in December 2001. We still believe that we will have enough cash and resources after completion of the merger to operate the combined businesses through the third quarter of 2002, even assuming only current levels of maintenance revenue. However, we also believe that we can grow revenues from our gateway product line and begin to make sales in the IP provisioning market."

OUTLOOK FOR GATEWAY AND IP PROVISIONING BUSINESS
------------------------------------------------

"We remain firmly committed to the gateway business, which should be a cash generator as we go forward," said Bill McHale, DSET's president, chief executive officer, and chairman of the board. "And we are pleased with the response to our Gateway Rental Plan. Prospective customers can now gain the benefits of electronic-bonding gateways without a long-term financial commitment and for essentially no cash up front.

"We are clearly focused on two product lines and have an aggressive strategy for offering all of our products to any service provider in the world at very attractive rates. First, as a value-added reseller of ISPsoft products, we are entering what many analysts say is a very substantial global market. The first phase of this market is for IP-based Virtual Private Networks, or VPNs. Telecom providers can use our products to quickly define new IP-based services and rapidly activate those services in a multi-vendor environment at a fraction of the cost of other provisioning methods. Secondly, we continue to offer our electronic bonding-gateways in creative ways to help competitive service providers reduce the time required to provision new voice and data services for their customers.

"It has been a very difficult year for the telecom industry and DSET. However, our restructuring efforts are beginning to pay off and we are starting to feel more confident. We believe that DSET will once again be growing in 2002."

About DSET

DSET Corporation is a supplier of electronic-bonding gateways and software solutions that automate the provisioning of Internet Protocol (IP)-based services. DSET gateways enable communications providers to implement electronic Trading Partner Networks (TPNs). A TPN plays a critical role in lowering the cost of acquiring customers, reducing the amount of time required to provision new phone services for customers, and minimizing the time required to resolve service outages to ensure higher customer satisfaction and less customer churn. DSET IP provisioning solutions facilitate the creation of virtual private networks (VPNs) and other services at a fraction of the cost and time of conventional provisioning methods. DSET is headquartered in Bridgewater, New Jersey, and the company's Web site can be viewed at www.dset.com.

Statements regarding financial matters contained in this press release, other than historical facts, are forward-looking. Since all statements about DSET's plans, estimates, and expectations are based on current projections that involve risks and uncertainties, and are subject to change at any time, the company's actual results may differ materially from expected results. Investors should consider these risks and uncertainties, which are discussed in documents filed by DSET with the Securities and Exchange Commission. These documents identify important factors that could cause the actual results to differ materially from those contained in the projections or forward-looking statements. DSET expressly disclaims any obligation to update any forward-looking statements.


                                      x x x


DSET Contacts:

Financial: Bruce Crowell, Chief Financial Officer, 908-526-7500 Ext. 1775,
                 e-mail: bcrowell@dset.com

Media Relations: Dean Maskevich, DSET Marketing Communications,
                 908-526-7500 Ext. 1366, e-mail: dmaskevi@dset.com
                                                 -----------------

Investor Relations: John P. Murphy, Westfield Investor Relations, 908-233-1558,
                    e-mail: westfieldir@worldnet.att.net


DSET and the DSET logo are registered trademarks of DSET Corporation.

All other trademarks are the property of their respective owners.



                                                           DSET Corporation
                                                  Consolidated Statements of Net Loss
                                                    (In $000 except per share data)


                                                              Quarter Ended                   Nine Months Ended
                                                               September 30,                    September 30,
                                                     -------------------------------   -------------------------------

                                                            2001              2000*            2001             2000*
                                                         Unaudited         Unaudited         Unaudited       Unaudited
                                                        -------------     ------------     ------------     ------------
Revenues:
   License revenues................................  $           230  $         9,789  $         2,337  $        30,090
   Service revenues................................            1,785            4,078            5,710           11,609
                                                        -------------     ------------     ------------     ------------
     Total revenues................................            2,015           13,867            8,047           41,699
                                                        -------------     ------------     ------------     ------------

Cost of revenues:
   License revenues................................              131            1,553            1,157            3,251
   Service revenues................................            1,083            3,333            4,639            8,121
                                                        -------------     ------------     ------------     ------------
     Total cost of revenues........................            1,214            4,886            5,796           11,372
                                                        -------------     ------------     ------------     ------------

     Gross profit..................................              801            8,981            2,251           30,327
                                                        -------------     ------------     ------------     ------------

Operating expenses:
   Sales and marketing.............................            1,303            3,245            5,952            9,502
   Research and product development................            1,692            4,884            8,595           12,491
   General and administrative......................            1,115            1,667            4,384            4,303
   Bad debt expense and other charges..............                1            4,926              987            5,793
   Amortization of goodwill and other
     intangibles...................................               70              106              273              313
   Restructuring and other charges.................            4,580                -           14,789                -
                                                        -------------     ------------     ------------     ------------
     Total operating expenses......................            8,761           14,828           34,980           32,402
                                                        -------------     ------------     ------------     ------------

     Operating loss................................           (7,960)          (5,847)         (32,729)          (2,075)

Interest expense and other income (expense)........               51              (43)             (26)            (139)
Interest income....................................              469              496            1,363            1,477
                                                        -------------     ------------     ------------     ------------
Loss before taxes..................................           (7,440)                          (31,392)            (737)
                                                                               (5,394)
Provision (benefit) for income taxes...............              125           (2,144)             252             (578)
                                                        -------------     ------------     ------------     ------------
Net loss...........................................  $        (7,565) $        (3,250)   $     (31,644)  $         (159)
                                                        =============     ============      ============     ============

Net loss per common share..........................  $         (2.61) $         (1.13)   $      (10.90)  $        (0.06)
                                                        =============     ============      ============     ============
Weighted average number of common shares
   outstanding**...................................            2,895            2,866            2,903            2,826
                                                        =============     ============     ============     ============

Net loss per common share assuming dilution........  $         (2.61) $         (1.13)  $       (10.90)  $        (0.06)
                                                        =============     ============     ============     ============
Weighted average number of common
  shares and common equivalent shares
  outstanding**..........                                      2,895            2,866            2,903            2,826
                                                        =============     ============     ============     ============

*  Certain amounts have been reclassified for comparative purposes

** After giving retroactive application to the company's one-for-four reverse stock split


                                                           DSET Corporation
                                                      Consolidated Balance Sheets
                                                               (In $000)


                                                                   September 30, 2001           December 31, 2000
                                                                   ------------------           -----------------
                            Assets                                    (unaudited)

Current assets:
   Cash and cash equivalents..................................    $               17,294     $                7,314
   Marketable securities......................................                     1,071                     27,760
   Accounts receivable, net...................................                       839                      6,249
   Income taxes receivable....................................                       397                      3,561
   Prepaid licenses...........................................                       924                        766
   Prepaid expenses and other current assets, net.............                       837                      1,770
                                                                     --------------------       --------------------
     Total current assets.....................................                    21,362                     47,420

Acquired technology, net......................................                         -                      4,380
Software licenses, net........................................                         -                      2,257
Software development costs, net...............................                         -                        436
Fixed assets, net.............................................                     2,421                      5,000
Goodwill, net.................................................                        28                        928
Other assets, net.............................................                     2,695                        762
                                                                     --------------------       --------------------
     Total assets.............................................    $               26,506     $               61,183
                                                                     ====================       ====================

             Liabilities and Shareholders' Equity

Current liabilities:
   Accounts payable and accrued expenses......................    $                3,920     $                7,383
   Deferred revenues..........................................                     3,031                      3,088
   Accrued restructuring expenses.............................                     2,465                        647
   Current portion of notes payable...........................                       355                        872
   Current portion of lease obligation........................                       138                        138
                                                                     --------------------       --------------------
     Total current liabilities................................                     9,909                     12,128
Long-term notes payable.......................................                         -                        410
Deferred rent.................................................                       539                        505
Capital lease obligation......................................                       318                        423
                                                                     --------------------       --------------------
     Total liabilities........................................                    10,766                     13,466
                                                                     --------------------       --------------------
Commitments
Shareholders' equity:
   Common stock...............................................                    50,146                     50,169



   Deferred stock compensation................................                       (14)                       (59)
   Retained deficit...........................................                   (34,209)                    (2,565)
   Accumulated other comprehensive income.....................                         8                        172
   Treasury stock, at cost....................................                      (191)                         -
                                                                     --------------------       --------------------
     Total shareholders' equity...............................                    15,740                     47,717
                                                                     --------------------       --------------------
     Total liabilities and shareholders' equity...............    $               26,506     $               61,183
                                                                     ====================       ====================

Caution Required by SEC Rules
-----------------------------

Investors and security holders are urged to read DSET's proxy statement/prospectus regarding its proposed combination with ISPSoft Inc. because it will contain important information about the transaction. The proxy statement/prospectus has been filed with the SEC by DSET. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by DSET with the SEC at the SEC's Web site at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained for free from DSET. DSET and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of DSET with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in DSET's proxy statement of its 2001 annual meeting of stockholders dated May 17, 2001. This document is available free of charge at the SEC's Web site at www.sec.gov and from DSET.